UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

Commission File No. 1-13726

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CHESAPEAKE ENERGY CORPORATION
6100 North Western Avenue
Oklahoma City, OK 73118

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Index

Note:
Other schedules required by section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan and the Employee Compensation and Benefits Committee of Chesapeake Energy Corporation:
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan (the “Plan”) at December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
Tulsa, Oklahoma
June 28, 2013

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Statements of Net Assets Available for Benefits

	December 31,
	2012	2011
Assets:
Investments, at fair value	$640,908,206	$544,839,981
Receivables:
Notes receivable from participants	15,557,401	12,967,488
Employee contributions	11,981	1,288
Employer contributions	(9,352)	87,446
Dividends	1,572,356	979,087
Total assets	658,040,592	558,875,290

Liabilities:
Accrued administrative expenses	51,944	—
Total liabilities	51,944	—
Net assets available for benefits, at fair value	657,988,648	558,875,290
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(251,618)	(178,083)
Net assets available for benefits	$657,737,030	$558,697,207

The accompanying notes are an integral part of these financial statements.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2012	2011
Investment income (loss):
Dividends	$11,760,185	$8,460,803
Interest on notes receivable from participants	677,442	512,657
Net appreciation (depreciation) in fair value of investments	(37,407,861)	(54,338,963)
Total investment income (loss)	(24,970,234)	(45,365,503)

Contributions:
Employer	87,861,427	69,677,405
Participants	97,639,645	78,038,998
Total contributions	185,501,072	147,716,403
Total additions	160,530,838	102,350,900

Deductions:
Benefits paid to participants	(60,676,732)	(35,354,272)
Administrative expenses	(814,283)	(418,669)
Total deductions	(61,491,015)	(35,772,941)

Transfers (see Note 1):
Net transfers in/(out)	—	5,102,121

Net increase in net assets available for benefits	99,039,823	71,680,080

Net assets available for benefits:
Beginning of year	558,697,207	487,017,127
End of year	$657,737,030	$558,697,207

The accompanying notes are an integral part of these financial statements.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements

1.	Description of the Plan
The following is a brief summary of the various provisions of the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan (the "Plan").
General and Eligibility
The Plan is a defined contribution plan that covers all eligible employees of Chesapeake Energy Corporation (the “Company”) and its subsidiaries, except for hourly employees of Chesapeake Appalachia, L.L.C., a wholly owned subsidiary, that are members of the United Steel Workers of America Union. Any covered employee who is at least 18 years old and has completed three full months of employment with the Company is eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Principal Trust Company, an affiliate of Principal Financial Group (“Principal”), serves as trustee and record keeper for the Plan.
Effective July 1, 2009, the Plan was amended to designate the employer stock option as an Employee Stock Ownership Plan ("ESOP"), now considered a subset of the Plan. Effective March 1, 2012, the Plan was amended to include in the Adopting Employers list PTL Prop Solutions, L.L.C., Chesapeake Land Development Company, L.L.C., and Nichols Hills Market, L.L.C. Effective September 27, 2012, October 31, 2012, November 5, 2012, and December 31, 2012, the Plan was amended to change the vesting percentage to 100 percent for those employees who became employed by companies that purchased assets sold by the Company. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.
Transfers
Due to the Company's acquisition or divestiture activity as well as employee status changes, assets may transfer into or out of the Plan. These transfers, if any, are shown as Net transfers in/(out) on the Statements of Changes in Net Assets Available for Benefits. Effective October 2011, the Bronco Drilling 401(k) Plan merged into the Plan. All assets of the Bronco Drilling 401(k) Plan were transferred in to the Plan on October 7, 2011. The fair market value of assets transferred into the Plan was $5,102,121.
Contributions
Each year, participants may contribute up to 75% of pre-tax annual salary compensation and up to 100% of performance-related bonus compensation, as defined by the Plan, subject to certain limitations ($17,000 in 2012 and $16,500 in 2011). In addition, participants who are age 50 and above may elect to make “catch-up” contributions, limited to $5,500 in 2012 and 2011. Participants may also contribute amounts representing rollover distributions from other qualified plans.
The Company matches 100% of participant contributions up to 15% of eligible participant compensation. The Company's matching contributions of $87,861,427 and $69,677,405 for 2012 and 2011, respectively, were made in shares of the Company's common stock. Profit-sharing contributions may be made at the discretion of the Company. Contributions are subject to certain annual Internal Revenue Service limitations. No discretionary profit-sharing contributions were made in 2012 or 2011.
The Company’s matching contribution is invested in Company common stock. These contributions are made in cash, which is used to purchase shares of Company common stock on the open market, and shares of Company common stock previously forfeited by Plan participants. Participants may also elect to direct all or a portion of their contributions into Company common stock. Employees are allowed to direct the transfer of 100% of employer stock from Company matching contributions after:

(a)	reaching age 55, or
(b)	completing at least three years of vesting service.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements – (continued)

Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan investment income (loss). Allocations are based on participant investment income (loss) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.
Vesting
Participants are immediately vested in their personal contributions plus actual earnings thereon. Vesting in the Company's matching and profit-sharing contributions plus actual earnings thereon is based on years of credited service or retirement at or after age 55. A participant becomes 100% vested after five years of credited service under a graded vesting schedule.
Participant Loans
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a rate of prime plus 2% at the time of loan origination. The prime rate as of December 31, 2012 was 3.25%. Principal and interest are paid ratably through payroll deductions. Interest rates on loans outstanding at December 31, 2012 ranged from 3.25% to 10.5% with loans maturing at various dates through 2022.
Payment of Benefits
Upon termination of service due to death, retirement or separation from service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or have the value rolled over to another qualified plan or IRA. Participants may elect to have the value of investments vested in Company common stock paid in cash or shares of common stock.
Amounts Forfeited
Forfeited non-vested amounts are generally used to pay administrative expenses of the Plan or to reduce future Company contributions into the Plan. Unallocated forfeited non-vested accounts totaled $4,806,214 and $2,971,821 as of December 31, 2012 and 2011, respectively. During 2012 and 2011, administrative expenses were reduced by $253,691 and $122,192, respectively, and employer matching contributions were reduced by $2,617,697 and $2,106,820, respectively, from forfeited non-vested accounts.
2.    Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Shares of mutual funds are valued at net asset value on the last business day of the year. Company common stock is valued at the closing market price on the last business day of the year, as reported by the New York Stock Exchange. Units of pooled separate accounts are recorded at estimated unit value based on the estimated market value of the underlying assets net of

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements – (continued)

annual expense charges divided by the beginning units. The pooled separate accounts are redeemable daily without restrictions. The assets held in self-directed brokerage accounts consist of stocks and bonds that are valued using quoted market prices.
Effective January 1, 2007, the Plan entered into a benefit-responsive investment contract, referred to as the Principal Fixed Income Option 401(a)(k), with Principal. Principal maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at the contract value. However, the Company will be assessed a penalty of 5% of the contract value if it were to discontinue the investment contract without a 12-month notification to Principal. As of December 31, 2012, the Company did not intend to discontinue the investment contract with Principal. This investment is presented at fair value with an adjustment to contract value in the Statements of Net Assets Available for Benefits. Contract value is equal to the principal balance plus accrued interest. Fair value is the present value of the expected principal balance and interest cash flows over the remaining term of the investment contract through June 30, 2021, discounted at the risk-free rate of return for this period. There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The crediting interest rates are reset every January 1 and July 1 as determined by Principal, and were 2.5% and 2.35% for interest rate periods January 1, 2012 through June 30, 2012 and July 1, 2012 through December 31, 2012, respectively, compared to interest rates of 2.75% and 2.7% for interest rate periods January 1, 2011 through June 30, 2011 and July 1, 2011 through December 31, 2011, respectively. The average yield for 2012 was 2.60% compared to 3.27% in 2011.
Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The Statements of Changes in Net Assets Available for Benefits present the net appreciation (depreciation) in the fair value of investments, reflecting the realized gains and losses and the unrealized appreciation (depreciation) of those investments during the years presented.
Fair Value Measurements
Assets and liabilities that are required to be measured at fair value are categorized based upon the levels of judgment associated with the inputs used to measure their fair value. See Note 4 for the fair value measurement disclosures associated with the Plan’s investments.
Payment of Benefits
Benefits are recorded when paid.
Risks and Uncertainties
Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will continue to occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.
Plan Expenses
Trustee and recordkeeper fees are paid by the Plan. Certain Plan expenses, such as annual audit fees, are paid by the Plan sponsor and are not included in these financial statements.
New Accounting Pronouncements
In May 2011, the FASB issued an update to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and International Financial Reporting Standards ("IFRS"). The amendments are of two types: (i) those that clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements – (continued)

value measurements. This guidance required additional disclosures around the Plan's Level 3 assets that are reported at fair value. The update was effective for annual periods beginning after December 15, 2011 and was adopted by us on January 1, 2012. The adoption of this update did not have a material impact on the Plan’s financial statements.
3.    Investments
The following presents investments that represented 5% or more of the Plan’s net assets as of December 31, 2012 and 2011:

	2012		2011
Chesapeake Energy Corporation common stock	$242,204,090	*	$246,005,310	*
Principal Fixed Income Option 401(a)(k)	$34,208,203		$30,114,924
Vanguard Target Retirement 2020 Fund	$33,766,270		$25,973,779	**
___________________________________________
* Balances include non-participant directed investments.
** Investment balance did not represent 5% or more of the Plan's assets as of December 31, 2011; presented for comparable purposes only.
For the years ended December 31, 2012 and 2011, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2012	2011
Common stock	$(72,823,958)	$(45,298,460)
Mutual funds	34,618,674	(12,364,722)
Government securities	62	3,425
Pooled separate accounts	—	2,560,849
Investment contract	797,361	759,945
Total	$(37,407,861)	$(54,338,963)

4.    Fair Value Measurements
The authoritative guidance for fair value measurements establishes a framework for measuring fair value of assets and liabilities. The guidance defines fair value as the amount that would be received from the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants, i.e., an exit price. To estimate an exit price, a three-level hierarchy is used. The fair value hierarchy prioritizes the inputs, which refer broadly to assumptions market participants would use in pricing an asset or a liability, into three levels:

Level 1:	Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.
Level 2:
Significant observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3:	Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or a liability.
In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements – (continued)

The following tables provide classification information for Plan assets measured at fair value on a recurring basis as of December 31, 2012 and 2011:

	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
December 31, 2012
Common Stock
Employer security	$242,204,090	$—	$—	$242,204,090
Mutual Funds
Balanced/asset allocation	170,125,731	—	—	170,125,731
Fixed income	37,792,393	—	—	37,792,393
International equity	27,451,642	—	—	27,451,642
Large U.S. equity	62,771,351	—	—	62,771,351
Small/mid U.S. equity	57,271,799	—	—	57,271,799
Investment Contracts
Short-term fixed income	—	—	34,573,713	34,573,713
Self-Directed Brokerage Account	8,707,472	10,015	—	8,717,487
	$606,324,478	$10,015	$34,573,713	$640,908,206

December 31, 2011
Common Stock
Employer security	$246,005,310	$—	$—	$246,005,310
Mutual Funds
Balanced/asset allocation	124,543,335	—	—	124,543,335
Fixed income	26,552,538	—	—	26,552,538
International equity	18,468,093	—	—	18,468,093
Large U.S. equity	47,027,387	—	—	47,027,387
Small/mid U.S. equity	43,452,943	—	—	43,452,943
Investment Contracts
Short-term fixed income	—	—	30,393,933	30,393,933
Self-Directed Brokerage Account	8,376,282	20,160	—	8,396,442
	$514,425,888	$20,160	$30,393,933	$544,839,981

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements – (continued)

Schedules of changes in the Plan’s assets classified as Level 3 measurements are presented below.

	Principal Fixed Income Option 401(a)(k)	Allianz Variable Annuity	Total
Balance of Level 3 as of January 1, 2012	$30,293,007	$100,926	$30,393,933
Unrealized gains relating to instruments still held at the reporting date*	73,534	—	73,534
Interest credited	781,802	12,966	794,768
Purchases	18,502,453	—	18,502,453
Settlements	(15,190,975)	—	(15,190,975)
Balance of Level 3 as of December 31, 2012	$34,459,821	$113,892	$34,573,713

Balance of Level 3 as of January 1, 2011	$19,386,759	$98,255	$19,485,014
Unrealized gains relating to instruments still held at the reporting date*	2,085,597	2,671	2,088,268
Interest credited	696,265	—	696,265
Purchases	21,933,850	—	21,933,850
Settlements	(13,809,464)	—	(13,809,464)
Balance of Level 3 as of December 31, 2011	$30,293,007	$100,926	$30,393,933
___________________________________________
* Unrealized gains are reported in the Statements of Net Assets Available for Benefits in Adjustment from fair value to contract value for the fully benefit-responsive investment contracts.
The valuation methods described above may produce a fair value calculation that is not indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements – (continued)

5.    Non-participant Directed Investments
The Company’s discretionary contribution is automatically invested in Company common stock. Employees also have the option of investing their contributions, or a portion thereof, in Company common stock. Since the activity of the non-participant directed and participant-directed investments in the Company’s common stock is combined, the entire investment is considered non-participant directed for purposes of this disclosure. Information regarding the net assets available for benefits and the changes in net assets available for benefits for Company common stock is shown below:

	2012	2011
Net assets, beginning balance:
Chesapeake Energy Corporation common stock	$246,005,310	$236,427,190
Changes in net assets:
Contributions	98,353,294	79,792,349
Dividend income	4,428,141	3,179,872
Net appreciation (depreciation)	(72,911,440)	(44,896,597)
Benefits paid to participants	(16,463,078)	(12,119,397)
Transfers to other investment options, net	(17,208,137)	(16,378,107)
Net increase (decrease) during the year	(3,801,220)	9,578,120
Net assets, ending balance:
Chesapeake Energy Corporation common stock	$242,204,090	$246,005,310
6.    Party-in-interest Transactions
The Plan invests in Company common stock. These transactions represent investments in the Company and, therefore, constitute party-in-interest transactions. During 2012 and 2011, there were 770 and 794 purchases of Company common stock for a total purchase price of $129,694,621 and $105,481,053, respectively, and 1,782 and 1,627 sales of Company common stock for a total selling price of $60,585,976 and $51,006,275, respectively. The market price for Chesapeake common stock as of December 31, 2012 and 2011 was $16.62 and $22.29, respectively. The closing market price as of June 27, 2013 was $20.58.
Certain Plan investments are units of pooled separate accounts or an investment contract managed by Principal, which served as the trustee and record keeper for the Plan in 2012 and 2011.
7.    Contingencies
On June 19, July 17 and July 20, 2012, putative class actions were filed in the U.S. District Court for the Western District of Oklahoma against the Company, Chesapeake Energy Savings and Incentive Stock Bonus Plan (the Plan), and certain of the Company’s officers and directors alleging breaches of fiduciary duties under the Employee Retirement Income Security Act (ERISA). The three cases have been consolidated, and the Plan is not named as a defendant in the consolidated amended complaint which was filed on February 21, 2013. The action is brought on behalf of participants and beneficiaries of the Plan, and alleges that as fiduciaries of the Plan, defendants owed fiduciary duties, which they purportedly breached by, among other things, failing to manage and administer the Plan’s assets with appropriate skill and care, and engaging in activities that were in conflict with the best interest of the Plan. The plaintiffs seek class certification, damages of an unspecified amount, equitable relief, and attorneys’ fees and other costs. The defendants filed a motion to dismiss on April 22, 2013, and the plaintiffs opposed on June 18, 2013. We are currently unable to assess the probability of loss or estimate a range of potential loss associated with this matter.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements – (continued)

8.    Tax Status
The Plan is qualified under Section 401 of the IRC and is, therefore, considered to be exempt from federal income taxes under the provisions of Section 501(a). A tax qualification letter, dated April 1, 2013, was received from the Internal Revenue Service (IRS) noting a favorable determination on the Plan. This determination letter is applicable through the amended and restated Plan Document executed June 10, 2009. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan's administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements. In addition, the Plan has filed for a new favorable determination letter in May 2013, which encompasses all amendments executed subsequent to the amended and restated Plan Document.
U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions by the Plan and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2006.
9.    Plan Termination
Although the Company has not expressed any intent to do so, the Company reserves the right to change, amend or discontinue the Plan at any time, subject to the provisions of ERISA. In the event of discontinuance of the Plan, participants will become 100% vested in their accounts and participant account balances will be distributed to participants in accordance with the terms of the Plan.

10.	Concentration of Investments
As of December 31, 2012, the Plan held $242,204,090 of Company common stock, which was approximately 38% of total investments. Therefore, net assets available for benefits are particularly sensitive to changes in the value of Company common stock.
11.    Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits as of December 31, 2012 and 2011, as reflected in the accompanying financial statements, to the Form 5500:

	2012	2011
Net assets available for benefits per the financial statements	$657,737,030	$558,697,207
Add: Accrued administrative expenses	51,944	—
Net assets available for benefits per the Form 5500	$657,788,974	$558,697,207
The following is a reconciliation of administrative expenses for the years ended December 31, 2012 and 2011, as reflected in the accompanying financial statements, to the Form 5500:

	2012	2011
Administrative expenses per the financial statements	$814,283	$418,669
Add: Accrued administrative expenses	—	109,374
Less: Current year accrued administrative expenses	(51,944)	—
Administrative expenses per the Form 5500	$762,339	$528,043

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements – (continued)

Administrative expenses are recorded on the Form 5500 when paid.
12.    Subsequent Events
In December 2012, the Company's wholly owned midstream subsidiary, Chesapeake Midstream Development, L.L.C. (CMD), sold its wholly owned subsidiary, Chesapeake Midstream Operating, L.L.C. (CMO), to Access Midstream Partners, L.P. (ACMP). As a result of this sale, approximately 1,250 of the Company's employees became ACMP employees effective January 1, 2013. As a result, the assets of those employees were transferred out of the Plan in January 2013. The total value of those assets transferred totaled approximately $50,989,000 as of December 31, 2012.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2012

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Chesapeake Energy Corporation	Common Stock, $0.01 par value	$273,333,630	$242,204,090
	American Fnds Fundamental Investors R6 Fnd	Mutual Fund	**	20,613,878
	American Fnds New Perspective R6 Fnd	Mutual Fund	**	3,427,699
	Alger Small Cap Growth Inst I Fund	Mutual Fund	**	10,911,450
	Heartland Value Plus Inst Fund	Mutual Fund	**	6,277,423
	Munder Mid-Cap Core Growth Y Fund	Mutual Fund	**	10,089,441
	PIMCO Real Return Instl Fund	Mutual Fund	**	7,302,703
	PIMCO Total Return Instl Fund	Mutual Fund	**	30,489,690
*	Principal LargeCap S&P 500 Index Inst Fund	Mutual Fund	**	5,482,822
*	Principal MidCap Value I Inst Fund	Mutual Fund	**	18,471,388
*	Principal MidCap S&P 400 Index Inst Fund	Mutual Fund	**	3,677,597
*	Principal Real Estate Secs Inst Fund	Mutual Fund	**	4,631,597
*	Principal SmallCap S&P 600 Index Fund	Mutual Fund	**	3,212,903
*	Principal Capital Appreciation Inst Fund	Mutual Fund	**	12,518,903
*	Principal Diversified International Inst Fund	Mutual Fund	**	19,406,122
	Vanguard Equity-Income Fund	Mutual Fund	**	5,191,375
	Vanguard Growth Index Inst Fd	Mutual Fund	**	18,964,373
	Vanguard Total Intl Stock Index Signal Fund	Mutual Fund	**	4,617,821
	Vanguard Target Retirement Income Inv Fund	Mutual Fund	**	10,962,857
	Vanguard Target Retirement 2015 Fund	Mutual Fund	**	3,888,671
	Vanguard Target Retirement 2020 Fund	Mutual Fund	**	33,766,270
	Vanguard Target Retirement 2025 Fund	Mutual Fund	**	9,808,165
	Vanguard Target Retirement 2030 Fund	Mutual Fund	**	28,078,430
	Vanguard Target Retirement 2035 Fund	Mutual Fund	**	8,805,348
	Vanguard Target Retirement 2040 Fund	Mutual Fund	**	28,562,714
	Vanguard Target Retirement 2045 Fund	Mutual Fund	**	15,322,468
	Vanguard Target Retirement 2050 Fund	Mutual Fund	**	27,671,474
	Vanguard Target Retirement 2055 Fund	Mutual Fund	**	3,103,122
	Vanguard Target Retirement 2060 Fund	Mutual Fund	**	156,212
*	Principal Fixed Income 401(a)(k)	Investment Contract	**	34,208,203
*	Principal Self-Directed Brokerage Acct	Common Stock, Mutual Funds and Money Market	**	8,717,487
	Allianz Life Variable Annuity	Investment Contract	**	113,892
	Total Investments			640,656,588
*	Participant Loans	Interest rates ranging from 3.25% to 10.5% due through December 2022	**	15,557,401
	Total			$656,213,989
___________________________________________
* Identifies parties-in-interest.
** Identifies fully participant-directed investment options for which presentation of cost in the Schedule of Assets (Held at End of Year) is not required.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Schedule H, Line 4j-Schedule of Reportable Transactions
Year Ended December 31, 2012

Description of Asset	Number of Purchases	Number of Sales	Total Purchase Price	Total Selling Price	Net Gain (Loss)

Chesapeake Energy Corporation Common Stock	770	—	$129,694,621	$—	$—
Chesapeake Energy Corporation Common Stock	—	1,782	$—	$60,585,976	$(12,761,307)

Note: All other columns are excluded as they are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Compensation and Benefits Committee of Chesapeake Energy Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN

By: /s/ LISA PHELPS

Lisa Phelps, Vice President Human Resources
and Plan Administrator

Date: June 28, 2013

EXHIBIT INDEX

Exhibit	Description
23	Consent of PricewaterhouseCoopers LLP